Mail Stop 6010
      October 4, 2005



By U.S. Mail and Facsimile to (513) 791-0813

Mr. Ronald S. Stowell
Vice President, Chief Financial Officer and Treasurer
LSI Industries Inc.
10000 Alliance Road
Cincinnati, Ohio 45242

      Re:	LSI Industries
      Form 10-K for the fiscal year ended June 30, 2005
		File No. 0-13375

Dear Mr. Stowell,

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2005

Note 1  - Summary of Significant Accounting Policies, page S-19

1. We note that in certain situations you recognize product revenue before installation has been completed. Please tell us and revise future filings to disclose the specific terms and conditions of those agreements in which you recognize product revenue prior to installation and tell us why revenue recognition upon shipment is appropriate.

Note 8 - Shareholders` Equity, page S-28

2. We note that you changed the distribution method of your deferred compensation plan in April 2004 to allow terminated participants to receive cash distributions rather than share distributions; therefore the plan is now subject to variable accounting. Please confirm that the change was accounted for from the date of the modification, or April 2004. If so, tell us what effect the modification had on fiscal year 2004 and your previously reported Form 10-Q`s.

`````
        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.

      								Sincerely,


								Angela Crane
								Branch Chief



??

??

??

??

Mr. Ronald S. Stowell
LSI Industries, Inc.
Page 3